Page 1 of 5 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D
                     Under the Securities Exchange Act of l934

Financial Bancorp, Inc.
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                         (Name of Issuer)
Common Stock, $.01 par value
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                  (Title of Class of Securities)


                          31738T100
---------------------------------------------------------------
Simeon Brinberg        (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       June 25, 1998
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(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.
















                                                    Page 2 of 5 Pages
Cusip No. 31738T100

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust - 13-2755856
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
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                    7.   SOLE VOTING POWER -       125,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  125,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -    125,500

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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 7.35

                                     Page 3 of 5 Pages


-----------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO
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This  amendment  amends  statement on Schedule 13D dated  September 4, 1997,  as amended to date and except as amended hereby, the statement, as previously amended, remains in effect.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, BRT owns 125,500 shares of Common Stock of the Company. The funds used to acquire these shares were derived from BRT's working capital.

Item 5.   Interest in Securities of the Issuer

(a) BRT owns, as of this date, 125,500 shares of Common Stock of the Company, constituting approximately 7.35% of the 1,706,700 shares of Common Stock outstanding.

(b) BRT has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(c) In the past sixty (60) days BRT has sold shares of Common Stock of the Company as follows:

         Date of Purchase  Number of Shares     Per Share Price
         ----------------  ----------------     ---------------
            6/24/98            5,000                 31.625
            6/25/98            10,000                31.813
            6/25/98             5,000                31.875

All shares referred to above were sold in the over-the-counter market.





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                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: June 29, 1998


                             BRT REALTY TRUST



                             By s/Simeon Brinberg
                             --------------------
                             Senior Vice President